SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 7
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                   Fortune Diversified Industries, Inc. (FDVI)
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   34963X 10 1
                                 (CUSIP Number)

                             Richard S. Pitts, Esq.
                       Drewry Simmons Pitts & Vornehm, LLP
                       8888 Keystone Crossing, Suite 1200
                           Indianapolis, Indiana 46240
                                 (317) 580-4848
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                               (Page 1 of 13 Pages)

CUSIP No.   34963X 10 1                  13D                Page 2 of 13 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     John F. Fisbeck (along with Carter M. Fortune, Robert J. Kingston,
     Norman G. Wolcott, Jr., and Norman G. Wolcott, Jr. and Norman G.
     Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile
     H. Wolcott revocable trust of 1995, and Harlan M. Schafir)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER:  As of October 1, 2003, Mr. Fisbeck owns
                                   18,087,023 shares over which he has sole
                                   voting power; however, as a member of a group he will be deemed to beneficially own 93,491,375.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:     0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER:  As of October 1, 2003, Mr. Fisbeck owns
                                        18,087,023 shares over which he has sole
                                        dispositive power; however, as a member
                                        of a group he will be deemed to
                                        beneficially own 93,491,375.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         As of October 1, 2003, Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr. (individually) and Wolcott, Jr. and Wolcott, Sr. (as co-trustees), and Mr. Schafir are deemed to beneficially own an aggregate 93,491,375 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 92%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page 3 of 13 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
         Carter M. Fortune (along with John F. Fisbeck, Robert J. Kingston, Norman G. Wolcott, Jr. and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile
         H. Wolcott revocable trust of 1995, and Harlan M. Schafir)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER: As of October 1, 2003, Mr. Fortune owns
                                  42,013,108 shares over which he has sole
                                  voting power; however, as a member of a group
                                  he will be deemed to beneficially own
                                  93,491,375.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:          0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER:  As of October 1, 2003, Mr. Fortune owns
                                        42,013,108 shares over which he has sole
                                        dispositive power; however, as a member
                                        of a group he will be deemed to
                                        beneficially own 93,491,375.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         As of October 1, 2003, Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr. (individually) and Wolcott, Jr. and Wolcott, Sr. (as co-trustees), and Mr. Schafir are deemed to beneficially own an aggregate 93,491,375 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    92%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON     IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page 4 of 13 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
         Robert J. Kingston (along with John F. Fisbeck, Carter M. Fortune, Norman G. Wolcott, Jr., and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile
         H. Wolcott revocable trust of 1995 and Harlan M. Schafir)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER: As of October 1, 2003, Mr. Kingston owns
                                  7,900,000 shares over which he has sole
                                  voting power; however, as a member of a
                                  group he will be deemed to beneficially own
                                  93,491,375.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:          0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER: As of October 1, 2003, Mr. Kingston owns
                                       7,900,000 shares over which he has sole
                                       dispositive power; however, as a member
                                       of a group he will be deemed to
                                       beneficially own 93,491,375.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         As of October 1, 2003, Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr. (individually) and Wolcott, Jr. and Wolcott, Sr. (as co-trustees), and Mr. Schafir are deemed to beneficially own an aggregate 93,491,375 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     92%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON     IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page 5 of 13 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
         Norman G. Wolcott, Jr. (along with John F. Fisbeck, Carter M. Fortune, Robert J. Kingston and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott revocable trust of 1995 and Harlan M. Schafir)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER: As of October 1, 2003, Mr. Wolcott, Jr. owns
                                  7,266,084 shares over which he has sole voting
                                  power; however, as a member of a group he will
                                  be deemed to beneficially own 93,491,375.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:          0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER: As of October 1, 2003, Mr. Wolcott, Jr.
                                       owns 7,266,084 shares over which he has
                                       sole dispositive power; however, as a
                                       member of a group he will be deemed to
                                       beneficially own 93,491,375.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         As of October 1, 2003, Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr. (individually) and Wolcott, Jr. and Wolcott, Sr. (as co-trustees), and Mr. Schafir are deemed to beneficially own an aggregate 93,491,375 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     92%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON     IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page 6 of 13 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
         Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott revocable trust of 1995 ("Co-Trustees") (along with John F. Fisbeck, Carter M. Fortune, Robert J. Kingston, Norman G. Wolcott, Jr. and Harlan M. Schafir)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER: As of October 1, 2003, Co-Trustees own
                                  5,125,160 shares over which Co-Trustees have
                                  sole voting power; however, as a member of a
                                  group Co-Trustees will be deemed to
                                  beneficially own 93,491,375.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:          0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER: As of October 1, 2003, Co-Trustees own
                                       5,125,160 shares over which Co-Trustees
                                       have sole dispositive power; however,
                                       as a member of a group Co-Trustees will
                                       be deemed to beneficially own 93,491,375.

--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         As of October 1, 2003, Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr. (individually) and Wolcott, Jr. and Wolcott, Sr. (as co-trustees), and Mr. Schafir are deemed to beneficially own an aggregate 93,491,375 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     92%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON     IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page 7 of 13 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
         Harlan M. Schafir (along with John F. Fisbeck, Carter M. Fortune, Robert J. Kingston, Norman G. Wolcott, Jr., and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott revocable trust of 1995)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  SC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER: As of October 1, 2003, Mr. Schafir owns
                                  13,100,000 over which Mr. Schafir has sole
                                  voting power; however, as a member of a group Mr. Schafir will be deemed to beneficially own 93,491,375.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:          0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER: As of October 1, 2003, Mr. Schafir owns
                                       13,100,000 shares over which Mr. Schafir has sole dispositive power; however, as a member of a group Mr. Schafir will be deemed to beneficially own 93,491,375.

--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         As of October 1, 2003, Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr. (individually) and Wolcott, Jr. and Wolcott, Sr. (as co-trustees), and Mr. Schafir are deemed to beneficially own an aggregate 93,491,375 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     92%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

This Amendment No. 7 amends Items 2, 3, 4, 5(a)-(b) and (c) and 6 of Statement on Schedule 13D dated August 7, 2000, as amended on September 1, 2000, July 9, 2001, July 13, 2001, August 27, 2001, and August 15, 2002, and July 25, 2003
("Schedule 13D"), previously filed by David B. McLane, John F. Fisbeck and Carter M. Fortune relating to shares of Common Stock, $0.01 par value per share ("Common Stock"), of Fortune Diversified Industries, Inc., a Delaware corporation ("FDVI") formerly known as WOW Entertainment, Inc., ("WOWI"), which was formerly known as American Gaming & Entertainment, Ltd. ("AGEL"), with principal offices located at 6809 Corporate Drive, Indianapolis, Indiana 46278. Mr. McLane is no longer a member of the group. Mr. Kingston was added to the group in August, 2002. Mr. Wolcott, Jr., individually, and Messrs Wolcott, Jr. and Sr., as co-trustees, were added to the group in July, 2003. This amendment is being filed by Harlan M. Schafir along with John F. Fisbeck, Carter M. Fortune, and Robert J. Kingston, Norman G. Wolcott, Jr., and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott revocable trust of 1995, as the members of the group.

Item 2.  Identity and Background.

    (a)-(c)  This Amendment 7 to Schedule 13D is being filed by:

Harlan M. Schafir along with John F. Fisbeck, Carter M. Fortune, and Robert J. Kingston, Norman G. Wolcott, Jr., and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott revocable trust of 1995, as the members of the group. Mr. Schafir's principal place of business is 6809 Corporate Drive, Indianapolis, Indiana, 46278. Mr. Schafir has the present principal occupation of President of Professional Staff Management, Inc., Professional Staff Management, Inc. II, and Pro Staff, Inc., and Chief Operating Officer of Fortune Diversified Industries, Inc.

    (d)-(e) During the last five years, Mr. Schafir has not been: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    (f) Mr. Schafir is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The transaction involved Merger Agreements, described below in Item 4.

Item 4. Purpose of the Transaction.

Harlan M. Schafir acquired 13,100,000 restricted shares of Fortune Diversified Industries, Inc., a Delaware corporation ("FDVI") common stock as a part of a transaction pursuant to the terms of the following agreements:

         AGREEMENT AND PLAN OF MERGER entered into the 1st day of October, 2003, by and among Professional Staff Management, Inc., an Indiana corporation, PSM Acquisition, Inc., an Indiana corporation and wholly owned subsidiary of FDVI, Harlan Schafir, and FDVI.

         AGREEMENT AND PLAN OF MERGER entered into the 1st day of October, 2003 by and among Professional Staff Management, Inc. II, an Indiana corporation, PSM Acquisition II, Inc., an Indiana corporation and wholly owned subsidiary of FDVI, Harlan M. Schafir, and FDVI.

         AGREEMENT AND PLAN OF MERGER entered into the 1st day of October, 2003 by and among Pro Staff, Inc., an Indiana corporation, PSM Acquisition III, Inc., an Indiana corporation and wholly owned subsidiary of FDVI, Harlan M. Schafir, and FDVI.

(collectively, "Merger Agreements"). The Merger Agreements are exhibits to FDVI's simultaneous Form 8-K filing.

Mr. Schafir acquired the shares, in part, in return for his shareholdings in Professional Staff Management, Inc., Professional Staff Management, Inc. II, and Pro Staff, Inc. Mr. Schafir will continue as President of Professional Staff Management, Inc., Professional Staff Management, Inc. II, and Pro Staff, Inc., under the terms of an Executive Employment Agreement by and between Professional Staff Management, Inc., Professional Staff Management, Inc. II, Pro Staff, Inc., and Harlan M. Schafir, dated October 1, 2003, a copy of which is an Exhibit to FDVI's simultaneous Form 8-K filing. Mr. Schafir will also be employed as Chief Operating Officer of FDVI under the terms of an Executive Employment Agreement by and between FDVI and Mr. Schafir dated October 1, 2003. (collectively, "Employment Agreements"). The Employment Agreements are exhibits to FDVI's simultaneous Form 8-K filing.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Messrs. Fisbeck, Fortune, Kingston, Wolcott and Schafir, along with Trustees, are considered members of a group deemed to beneficially own 93,491,375 shares of FDVI common stock representing 92% of the outstanding common stock of FDVI, which totals 101,621,444 shares. Individually, each person has sole dispositive and voting power over the following shares of common stock:
John F. Fisbeck, 18,087,023, (or 17.798%), Carter M. Fortune, 42,013,108 (or
41.343%) Robert J. Kingston, 7,900,000 (or 7.774%), Norman G. Wolcott, Jr., individually, 7,266,084 (or 7.150%), and Norman G. Wolcott Sr., and Norman G. Wolcott Jr., as Co-Trustees, 5,125,160 (or 5.043%) ("Co-Trustees").

(c) Except as disclosed by prior amendments to this Schedule 13d, and except as described under Items 3, 4 and 5 and as set out in Item 6:

to the best knowledge of Messrs. Fisbeck, Fortune, and Kingston, Wolcott, Jr., Co-Trustees, and Mr. Schafir, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr., Co-Trustees, and Mr. Schafir and any other person with respect to any securities of FDVI, including but not limited to transfer or voting of any securities of FDVI, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of FDVI.

Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr., Co-Trustees, and Mr. Schafir are affirming in this filing their membership in a "group" within the meaning of Rule 13d-5(b)(1). Although Messrs. Fisbeck, Fortune, Wolcott, Jr., Co-Trustees and Mr. Schafir have taken ownership of the FDVI stock in their individual names (or in a trust capacity) and Mr. Schafir has individually supplied his ownership in Professional Staff Management, Inc., Professional Staff Management, Inc. II, and Pro Staff, Inc., in consideration for the acquisition of his FDVI common stock, FDVI's common stock, Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr., Schafir and Co-Trustees may be considered to be acting together for the purpose of acquiring and holding the stock since Messrs. Fisbeck and Fortune previously signed Stock Purchase Agreements to initially acquire control of FDVI, and the other shareholders identified herein made acquisitions of shares not in the ordinary course of his business and such acquisitions may be deemed to have arisen in a transaction having the purpose or effect of influencing control of FDVI, under Rule 13d-5(b)(2)(ii).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Schafir is a party to two Option Agreements. The first is an Option Agreement entered into the 1st day of October, 2003 by and between Harlan M. Schafir, Carter M. Fortune and Robert J. Kingston; the second is an Option Agreement entered into the 1st day of October, 2003 by and between Harlan M. Schafir, and FDVI. (collectively, "Option Agreements"). The Option Agreements are exhibits to FDVI's simultaneous Form 8-k filing.

Mr. Schafir is party to the Merger Agreements and is subject to the Employment Agreements. Prior to the Merger Agreements and the Employment Agreements, there was no material relationship between the FDVI and Mr. Schafir.

The foregoing description of certain provisions of the Agreements, copies of which are filed as exhibits hereto and incorporated herein by reference, are not intended to be complete and are qualified in their entirety by reference to the full text of such Agreements.

                                  EXHIBIT INDEX

Exhibit No.                Description
Exhibit A                  Joint Filing Statement

Exhibit 4.1 (*)            AGREEMENT AND PLAN OF MERGER entered into the 1st day of October, 2003, by and among Professional Staff Management, Inc., an Indiana corporation, PSM
                           Acquisition, Inc., an Indiana corporation and wholly owned subsidiary of FDVI,
                           Harlan Schafir, and FDVI

Exhibit 4.2 (*)            AGREEMENT AND PLAN OF MERGER entered into the 1st day of October, 2003 by and among Professional Staff Management, Inc. II, an Indiana corporation, PSM
                           Acquisition II, Inc., an Indiana corporation and wholly owned subsidiary of
                           FDVI, Harlan M. Schafir, and FDVI

Exhibit 4.3 (*)            AGREEMENT AND PLAN OF MERGER entered into the 1st day of October, 2003 by and among Pro Staff, Inc., an Indiana corporation, PSM Acquisition III, Inc., an
                           Indiana corporation and wholly owned subsidiary of FDVI, Harlan M. Schafir, and
                           FDVI

Exhibit 6.1 (*)            Executive Employment Agreement by and between Professional Staff Management,
                           Inc., Professional Staff Management, Inc. II, Pro Staff, Inc., and Harlan M.
                           Schafir, dated October 1, 2003

Exhibit 6.2 (*)            Executive Employment Agreement by and between FDVI and Harlan M. Schafir dated
                           October 1, 2003

Exhibit 6.3 (*)            OPTION AGREEMENT entered into the 1st day of October, 2003 by and between Harlan
                           M. Schafir, Carter M. Fortune and Robert J. Kingston

Exhibit 6.4 (*)            OPTION AGREEMENT entered into the 1st day of October, 2003 by and between Harlan
                           M. Schafir, and FDVI

(*) (incorporated by reference from FDVI's Form 8-K filing of October 10, 2003).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2003

/s/ John F. Fisbeck
----------------------------
John F. Fisbeck

/s/ Carter M. Fortune
----------------------------
Carter M. Fortune

/s/ Robert J. Kingston
----------------------------
Robert J. Kingston

/s/ Norman G. Wolcott, Jr.
----------------------------
Norman G. Wolcott, Jr.

/s/ Norman G. Wolcott, Jr., as Co-Trustee
----------------------------
Norman G. Wolcott, Jr., as Co-Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995

/s/ Harlan M. Schafir
----------------------------
Harlan M. Schafir

                                    EXHIBIT A

                             Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Amendment No. 4 to Schedule 13D is filed on behalf of each of us.


/s/ John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
----------------------------
Carter M. Fortune


/s/ Robert J. Kingston
----------------------------
Robert J. Kingston

/s/ Norman G. Wolcott, Jr.
----------------------------
Norman G. Wolcott, Jr.

/s/ Norman G. Wolcott, Jr., as Co-Trustee
----------------------------
Norman G. Wolcott, Jr., as Co-Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995

/s/ Harlan M. Schafir
----------------------------
Harlan M. Schafir